CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2021

(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2021, which are available on SEDAR at www.sedar.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars)

As at	Notes	September 30, 2021	March 31, 2021

ASSETS
Current
Cash and cash equivalents	3	75,179	64,026
Accounts receivable		2,281	1,329
Prepaid expenses		1,992	1,129

Total Current Assets		79,452	66,484

Non-current
Investments	4	250	—
Equipment	5	552	557
Intangible assets	6	1,870	1,701
Goodwill		23,341	23,370

		26,013	25,628

TOTAL ASSETS		105,465	92,112

LIABILITIES
Current
Accounts payable and accrued liabilities		2,629	2,793
Current portion of contingent consideration payable	7	3,079	2,107

Total Current Liabilities		5,708	4,900

Non-current
Contingent consideration payable	7	363	1,094

		363	1,094

TOTAL LIABILITIES		6,071	5,994

SHAREHOLDERS' EQUITY
Share capital	8	136,020	100,676
Contributed surplus		124	124
Options reserve	8	17,060	7,158
Warrants reserve	8	11,697	11,166
Accumulated other comprehensive (loss) income		(153)	24
Deficit		(65,354)	(33,030)

TOTAL SHAREHOLDERS' EQUITY		99,394	86,118

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		105,465	92,112
Corporate information and continuance of operations (note 1)
Commitments (note 11)
Subsequent events (note 15)
The accompanying notes are an integral part of these condensed interim consolidated financial statements
These condensed interim consolidation financial statements were approved for issue on November 12, 2021 by the board of directors and signed on its behalf by:
/s/Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30,		Six months ended September 30,
	Notes	2021	2020	2021	2020

REVENUE		—	—	—	864
COST OF GOODS SOLD		—	—	—	664
GROSS PROFIT		—	—	—	200

EXPENSES
Share-based compensation	8,9	5,457	786	10,230	3,274
General and administrative costs	10	7,831	1,340	14,021	2,567
Research		3,818	435	6,794	1,140

TOTAL EXPENSES		17,106	2,561	31,045	6,981

OTHER INCOME (EXPENSES)
Interest income		51	—	95	—
Accretion on convertible debt		—	—	—	(10)
Foreign currency translation gain (loss)		155	(99)	106	(232)
Contingent consideration accretion	7	(70)	—	(231)	—
Change in fair value of contingent consideration	7	(637)	—	(1,249)	—

TOTAL OTHER EXPENSES		(501)	(99)	(1,279)	(242)

NET LOSS FOR THE PERIOD		(17,607)	(2,660)	(32,324)	(7,023)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		515	—	(177)	—
COMPREHENSIVE LOSS FOR THE PERIOD		(17,092)	(2,660)	(32,501)	(7,023)

Basic loss per share for the period attributable to common shareholders		(0.11)	(0.04)	(0.20)	(0.10)
Weighted average number of common shares outstanding - basic		165,783,294	69,150,254	161,750,053	69,150,254
The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share amounts)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Equity component of convertible debt	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$	$
Balance at March 31, 2020		56,503,570	2,187	7	64	—	—	(810)	—	1,448
Shares issued for cash net of share issuance costs – private placement		14,246,666	7,196	—	—	—	—	—	—	7,196
Reversal of share subscriptions		(2,799,985)	(700)	—	—	—	—	—	—	(700)
Issuance of convertible debt		—	—	—	—	15	—	—	—	15
Shares issued on conversion of debt		1,200,000	310	—	—	(15)	—	—	—	295
Founders' round additional capital		—	164	—	—	—	—	—	—	164
Finders' warrants		—	(89)	89	—	—	—	—	—	—
Share-based compensation		—	—	2,855	419	—	—	—	—	3,274
Net loss and comprehensive loss for the period		—	—	—	—	—	—	(7,023)	—	(7,023)
Balance at September 30, 2020		69,150,251	9,068	2,951	483	—	—	(7,833)	—	4,669

Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	—	124	(33,030)	24	86,118
Bought deal share offering - net of share issuance costs	8	10,147,600	31,508	—	—	—	—	—	—	31,508
Shares issued on Adelia milestones	7, 8	439,583	1,237	—	—	—	—	—	—	1,237
Warrants exercised	8	1,930,176	3,538	(946)	—	—	—	—	—	2,592
Options exercised	8	450,000	360	—	(150)	—	—	—	—	210
Finders' warrants	8	—	(1,299)	1,299	—	—	—	—	—	—
Share-based compensation	8, 9	—	—	178	10,052	—	—	—	—	10,230
Net loss for the period		—	—	—	—	—	—	(32,324)	—	(32,324)
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	—	(177)	(177)
Balance at September 30, 2021		170,421,774	136,020	11,697	17,060	—	124	(65,354)	(153)	99,394

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Six months ended September 30,
	Notes	2021	2020	2021	2020

OPERATING ACTIVITIES
Net loss for the period		(17,607)	(2,660)	(32,324)	(7,023)
Adjustments for items not affecting cash:
Depreciation	5	42	—	80	—
Share-based compensation		5,457	786	10,230	3,274
Accretion of convertible debt		—	—	—	10
Contingent consideration accretion	7	70	—	231	—
Change in fair value of contingent consideration	7	637	—	1,249	—
Unrealized foreign currency translation loss (gain)		(190)	2	(159)	4
		(11,591)	(1,872)	(20,693)	(3,735)
Net changes in non-cash working capital items:
Accounts receivable		(606)	(158)	(952)	(527)
Prepaid expenses		(1,172)	(1)	(863)	(103)
Inventory		—	98	—	(460)
Accounts payable and accrued liabilities		(423)	(431)	(164)	857
Net cash flows used in operating activities		(13,792)	(2,364)	(22,672)	(3,968)

INVESTING ACTIVITIES
Issuance of note receivable		—	(670)	—	(670)
Purchase of investment		—	—	(250)	—
Purchase of intangible assets		(67)	—	(163)	—
Purchase of equipment		(21)	—	(70)	—
Net cash flows used in investing activities		(88)	(670)	(483)	(670)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net		31,508	(797)	31,508	6,497
Issuance of convertible debt		—	—	—	300
Additional capital on founders’ round		—	—	—	164
Shares issued for cash - warrant exercise	8	2,393	—	2,592	—
Shares issued for cash - options exercise	8	80	—	210	—
Net cash flows from financing activities		33,981	(797)	34,310	6,961

Effects of exchange rate changes on cash		3	—	(2)	—

Change in cash		20,104	(3,831)	11,153	2,323
Cash and cash equivalents, beginning of period		55,075	7,699	64,026	1,545
Cash and cash equivalents, end of period		75,179	3,868	75,179	3,868

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

1.    CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Cybin’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
Cybin carries on business through its wholly owned subsidiary Cybin Corp., which was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. The Company is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.
These condensed interim consolidated financial statements as at, and for the three and six months ended, September 30, 2021 were approved and authorized for issue by the board of directors on November 12, 2021.
COVID 19-
In March 2020, the outbreak of the novel strain of corona virus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.
Reverse takeover-
On November 5, 2020, Cybin (formerly Clarmin Explorations Inc.) completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of Cybin (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of Cybin. Effective November 5, 2020, Cybin completed a consolidation of its common shares on the basis of 6.672 old common shares into one new common share of Cybin (each, a “Common Share”). All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

In accordance with IFRS 3, Business Combinations, the substance of the reverse takeover is a takeover of a non-operating company. The Reverse Takeover does not constitute a business combination as Clarmin Explorations Inc. did not meet the definition of a business under IFRS 3. As a result, the transaction has been accounted for as a capital transaction with Cybin Corp. being identified as the acquirer and the equity consideration being measured at fair value. The resulting consolidated financial statements are presented as a continuation of Cybin Corp. and comparative figures presented in the condensed interim consolidated financial statements are those of Cybin Corp.
Stock exchange listing –
On November 10, 2020, the Common Shares became listed for trading on the Neo Exchange Inc. under the trading symbol “CYBN”. On March 8, 2021, the Company’s Common Shares commenced trading on the OTCQB® Venture Market under the symbol “CLXPF”. On August 5, 2021, the Company’s Common Shares commenced trading on the NYSE American LLC under the symbol “CYBN” and concurrently ceased trading on the OTCQB® Venture Market under the symbol “CLXPF” (see note 15).
Acquisition –
On December 14, 2020, the Company completed its acquisition of Adelia by issuing Class B common shares of Cybin US (“Class B Shares”) that are exchangeable into Common Shares (the “Adelia Transaction”) (see note 8(b)). The Class B Shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia. These condensed interim consolidated financial statements reflect the Class B Shares as if they have already been exchanged for Common Shares.
2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION
Statement of compliance
These condensed interim consolidated financial statements for the three and six months ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2021.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2021.
Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	Canadian dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL Limited	U.S. dollars	100%

1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former shareholders of Adelia hold Class B Shares in Cybin US.

Significant accounting policies
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2021.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2021.
New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective at
September 30, 2021, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on these condensed interim consolidated financial statements of the Company.
3.    CASH AND CASH EQUIVALENTS

As at	September 30, 2021	March 31, 2021
	$000’s	$000’s
Cash in bank	40,179	64,026
Redeemable GICs earning interest at a rate of 0.40% per annum maturing on May 12, 2022	35,000	—
Total	75,179	64,026

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

4.    INVESTMENTS
On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures mature and become due on June 8, 2022. The Rx Debentures are exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go public transaction. Each unit is to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.
Concurrent with the purchase of the Rx Debentures, the Company entered into a side letter to be the exclusive partner for RxLive’s products and services in the psychedelics space. In addition, Cybin has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500 and also has a right of first refusal to purchase any new securities of RxLive until the completion of certain events described in the side letter (together, the “RxLive Derivatives”).
5.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	470	141	611
Additions	8	62	70
Effect of foreign exchange	7	—	7
Balance as at September 30, 2021	485	203	688

Accumulated Depreciation
Balance as at March 31, 2021	39	15	54
Depreciation charge	50	30	80
Effect of foreign exchange	2	—	2
Balance as at September 30, 2021	91	45	136

Net book value as at March 31, 2021	431	126	557
Net book value as at September 30, 2021	394	158	552

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

6.    INTANGIBLE ASSETS

Cost	Patents	Software	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	1,701	—	1,701
Additions	110	53	163
Effect of foreign exchange	6	—	6
Balance as at September 30, 2021	1,817	53	1,870
7.    CONTINGENT LIABILITIES
Former Adelia shareholders –
The Company has commitments to the former shareholders of Adelia (the “Former Adelia Shareholders”) based on milestone achievements. Milestone payments are earned and paid quarterly over the next two years. The discounted fair value of these payments are as follows:

$000’s
2022	3,079
2023	363
Balance as at September 30, 2021	3,442

The following table presents the change in the carrying value of the contingent consideration during the year.

$000’s
Balance as at March 31, 2021	3,201
Milestone achieved	(1,239)
Change in fair value	1,249
Accretion expense	231
Balance as at September 30, 2021	3,442
As a result of changes in fair value of the contingent liabilities, during the three and six months ended September 30, 2021, the Company recorded an expense of $637 and $1,249, respectively, in the statement of loss as “Change in fair value of contingent consideration”. In addition, during the three and six-month periods ended September 30, 2021, the Company recorded an accretion expense of $70 and $231, respectively, in the statement of loss as “Contingent liability accretion”.
8.    SHARE CAPITAL
a)Authorized share capital
Unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

b)Issued share capital
Common Shares
On August 3, 2021, Cybin completed a public offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $34,502.
In connection with the public offering, Cybin paid the underwriters a cash commission of $2,240 and issued 658,860 compensation warrants of Cybin, with each compensation warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. In addition, the Company incurred additional share issuance costs related to professional fees of $754.
As at September 30, 2021, the Company has 25,091,534 Common Shares held in escrow (March 31, 2021 - 37,637,300).
Cybin US Class B Shares
On June 24, 2021 Adelia completed the remaining requirements of the second milestone. Accordingly, 15,777.10 Class B Shares were issued to the Former Adelia Shareholders, amounting to $458. These Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.
On August 17, 2021, an additional 18,788.6 Class B Shares were issues to the Former Adelia Shareholders due to the achievement of certain requirements of the third and fourth milestones, amounting to $633. These Class B Shares are exchangeable for a total of 187,886 Common Shares, representing an effective issue price of $3.37 per Common Share.
On August 31, 2021, the remaining requirements of the third milestone were achieved. Accordingly, 9,392.6 Class B Shares were issued to the Former Adelia Shareholders, amounting to $317. These Class B Shares are exchangeable for a total of 93,926 Common Shares, representing an effective issue price of $3.38 per Common Share.
As at September 30, 2021, 1,006,201.6 Class B Shares were outstanding, which are exchangeable for a total of 10,062,016 Common Shares. No Class B Shares are exchangeable prior to December 14, 2021, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to December 14, 2022; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to December 14, 2023; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

c)Warrants
The continuity of the outstanding warrants is as follows:

	Number of Warrants	Weighted average exercise price
		$
As at April 1, 2021	29,564,977	1.15
Issued	658,860	3.40
Exercised	(1,930,176)	1.34
Outstanding as at September 30, 2021	28,293,661	1.19
Exercisable as at September 30, 2021	26,293,661	1.26
During the three and six months ended September 30, 2021, 1,674,145 and 1,930,176 warrants were exercised by various holders for aggregate proceeds to the Company of $2,393 and $2,592 respectively.
The following summarizes information about warrants outstanding at September 30, 2021:

	Warrants issued	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
Expiry date					$$000’s	Years
Feb 28, 2022	60,000	5,500	5,500	0.25	1	0.41
Jun 15, 2022	2,018,000	2,018,000	1,018,000	0.25	190	0.71
Jun 16, 2022	96,034	27,585	27,585	0.64	8	0.71
Jun 26, 2022	199,275	99,638	99,638	0.64	29	0.74
Oct 19, 2022	143,600	113,713	113,713	0.75	42	1.05
Nov 03, 2022	2,590,000	1,105,000	1,105,000	0.75	376	1.09
Aug 03, 2023	658,860	658,860	658,860	3.40	1,229	1.84
Feb 01, 2024	7,623,000	7,146,500	7,146,500	3.25	5,454	2.34
Feb 04, 2024(1)	868,740	868,740	868,740	2.25	970	2.35
Jun 15, 2025	14,725,000	14,350,000	13,950,000	0.25	2,590	3.71
Aug 20, 2025	2,000,125	1,900,125	1,300,125	0.64	808	3.89
	30,982,634	28,293,661	26,293,661	1.26	11,697	2.95
(1) Represents 868,740 units of the Company at an exercise price of $2.25 per unit, with each unit consisting of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.
As at September 30, 2021, the Company has 6,250,063 warrants held in escrow (March 31, 2021 - 9,375,094).

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company recognized share-based payments expense related to the issuance of warrants for the three and six months ended September 30, 2021 of $73 and $178 respectively.
d)Stock options
On November 5, 2020, Cybin adopted a new equity incentive plan. Under the Company’s equity incentive plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the equity incentive plan) and certain other housekeeping amendments.
The changes in options during the six-months ended September 30, 2021 are as follows:

	Number of Options	Weighted average exercise price
		$
As at April 1, 2021	22,032,452	1.01
Granted	6,319,000	2.89
Exercised	(450,000)	0.47
Forfeited	(193,750)	1.15
Outstanding as at September 30, 2021	27,707,702	1.45
Exercisable as at September 30, 2021	12,736,998	1.11
On June 28, 2021, the Company granted 3,259,000 options to purchase up to: 1,975,000 Common Shares to executive officers, 1,090,000 Common Shares to employees, and 194,000 Common Shares to consultants, with an exercise price of $2.90 per Common Share and vesting over a 24-month period expiring June 28, 2026. On the same date, the Company granted 550,000 options to purchase 550,000 Common Shares to consultants with an exercise price of $2.90 per Common Share and vesting over a 12-month period expiring June 28, 2026. In addition, the Company granted 25,000 options to purchase 25,000 Common Shares to a consultant that vested immediately with an exercise price of $2.90 per Common Share expiring June 28, 2026.
The estimated grant date fair value of the 3,834,000 options granted on June 28, 2021 was determined to be $7,994, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.98%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.90
Exercise price	$2.90

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

On August 16, 2021, the Company granted 215,000 options to purchase up to: 165,000 Common Shares to employees, and 50,000 Common Shares to consultants, with an exercise price of $2.48 per Common Share and vesting over a 24-month period expiring August 16, 2026. The estimated grant date fair value of the 215,000 options was determined to be $383, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.81%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.48
Exercise price	$2.48
On August 18, 2021, the Company granted 300,000 options to purchase up to 300,000 Common Shares to an executive officer with an exercise price of $2.48 per Common Share and vesting over a 24-month period expiring August 18, 2026. The estimated grant date fair value was determined to be $519, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.42
Exercise price	$2.48
On September 27, 2021, the Company granted 585,000 options to purchase up to 585,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over a 24-month period expiring September 27, 2026. The estimated grant date fair value was determined to be $1,186, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$3.15
On September 27, 2021, the Company granted 195,000 options to purchase up to 195,000 Common Shares to a director with an exercise price of $2.87 per Common Share and vesting over a 24-month period expiring September 27, 2026. The estimated grant date fair value was determined to be $403, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$2.87
On September 30, 2021, the Company granted 450,000 options to purchase up to 450,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over a 24-month period expiring September 30, 2026. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.11%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$3.15
On September 30, 2021, the Company granted 40,000 options to purchase up to 40,000 Common Shares to a consultant with an exercise price of $2.78 per Common Share and vesting over a 12-month period expiring June 30, 2023. The estimated grant date fair value was determined to be $48, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.75
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78
On September 30, 2021, the Company granted 700,000 options to purchase up to 700,000 Common Shares to consultants with an exercise price of $2.78 per Common Share and vesting over a 12-month period expiring December 31, 2022. The estimated grant date fair value was determined to be $715, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.25
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

During the six months ended September 30, 2021, the Company amended the vesting and expiry dates of certain options with former employees of the Company, resulting in a modification of terms. As a result of the modifications, the Company calculated the incremental fair value using the Black-Scholes option pricing model. The fair value of the options after modification was determined to be less than the fair value prior to modification and therefore the original fair value of the grant was used and is being recognized over the new vesting schedule.
During the three and six months ended September 30, 2021, 125,000 and 450,000 options were exercised by various holders for aggregate proceeds to the Company of $80 and $210 respectively.
The following summarizes information about stock options outstanding on September 30, 2021:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
January 15, 2022	0.64	62,500	—	0.29	28
April 15, 2022	0.64	37,500	—	0.54	14
August 12, 2022	2.90	6,250	6,250	0.87	13
November 27, 2022	0.91	200,000	200,000	1.16	91
December 11, 2022	0.67	59,952	59,952	1.20	23
December 31, 2022	2.78	700,000	191,666	1.25	196
June 30, 2023	2.78	40,000	10,000	1.75	12
February 27, 2025	0.25	325,000	325,000	3.41	59
June 15, 2025	0.25	2,350,000	1,737,500	3.71	398
October 12, 2025	0.75	3,000,000	1,500,000	4.04	1,329
November 4, 2025	0.75	6,000,000	3,000,000	4.10	2,696
November 13, 2025	0.88	500,000	250,000	4.12	262
December 11, 2025	1.48	700,000	262,500	4.20	541
December 14, 2025	1.74	2,264,100	1,129,547	4.21	2,250
December 28, 2025	1.89	760,000	380,000	4.25	808
January 2, 2026	1.89	225,000	84,375	4.26	238
February 15, 2026	2.03	170,000	54,375	4.38	158
February 16, 2026	2.03	150,000	56,250	4.38	148
March 10, 2026	1.39	1,870,900	1,535,958	4.44	1,690
March 15, 2026	1.55	300,000	112,500	4.46	238
March 28, 2026	1.36	2,075,000	1,071,875	4.49	1,478
March 29, 2026	1.32	37,500	37,500	4.50	36
March 31, 2026	1.35	345,000	79,375	4.50	181
June 28, 2026	2.90	3,784,000	563,625	4.75	3,881
August 16, 2026	2.48	215,000	26,875	4.88	96
August 18, 2026	2.48	300,000	37,500	4.88	128
September 27, 2026	3.15	585,000	—	4.99	13
September 27, 2026	2.87	195,000	24,375	4.99	55
September 30, 2026	3.15	450,000	—	5.00	—
		27,707,702	12,736,998	4.16	17,060
The Company recognized share-based payments expense related to the issuance of stock options for the three and six months ended September 30, 2021 of $5,384 and $10,052 respectively.
As at September 30, 2021, the Company has 5,962,500 options held in escrow (March 31, 2021 - 8,475,000).

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The outstanding options and warrants disclosed above were anti-dilutive for the current period and did not impact the calculation of the loss per share.
9.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
The remuneration of key management personnel for the three and six months ended September 30, 2021 are as follows:

	Three-months ended September 30,		Six-months ended September 30,
	2021	2020	2021	2020
	$000’s	$000’s	$000’s	$000’s
Consulting fees, payroll and other benefits	1,840	397	2,963	660
Share-based payments
Options	2,868	94	4,979	109
Warrants	28	—	69	2,160
Total	4,736	491	8,011	2,929
10.    GENERAL AND ADMINISTRATIVE EXPENSES

	Three-months ended September 30,		Six-months ended September 30,
	2021	2020	2021	2020
	$000’s	$000’s	$000’s	$000’s
Marketing	3,450	367	6,409	536
Payroll, consulting and benefits	2,349	387	3,573	859
Office and administration	1,071	102	1,909	133
Professional and consulting fees	725	339	1,793	894
Listing fees	236	145	337	145
Total	7,831	1,340	14,021	2,567
11.    CONTRACTS AND COMMITMENTS
In connection with the investment in RxLive, Cybin has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500.
As at September 30, 2021, the Company had also entered into agreements for preclinical studies which may require the Company to spend up to an additional $7,054 (US$5,537). The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the preclinical studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the study.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	September 30, 2021	March 31, 2021
	$000’s	$000’s
Shareholders’ equity comprised of:
Share capital	136,020	100,676
Contributed surplus	124	124
Options reserve	17,060	7,158
Warrants reserve	11,697	11,166
Accumulated other comprehensive income (loss)	(153)	24
Deficit	(65,354)	(33,030)
Total	99,394	86,118
The Company’s objectives when managing capital are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three and six months ended September 30, 2021.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	September 30, 2021	March 31, 2021
	$000’s	$000’s
Financial assets, measured at fair value:
Cash and cash equivalents	75,179	64,026
Investments	250	—
Financial assets, measured at amortized cost:
Accounts receivable	342	—
Financial liabilities, measured at fair value:
Contingent consideration payable	3,442	3,201
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	2,629	2,793
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments in 3W Wellness Inc. and RxLive and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and six months ended September 30, 2021.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	September 30, 2021	March 31, 2021
	000’s	000’s
Rx Hybrid Instrument and RxLive Derivatives	250	—	Fair value interest rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at September 30, 2021, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at September 30, 2021, the Company had cash and cash equivalents of $75,179 (March 31, 2021 - $64,026) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $2,629 (March 31, 2021 - $2,793), all amounts are due within the next 12 months. In addition, the Company has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at September 30, 2021, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s
Cash	943
Accounts payable and accrued liabilities	(264)
679
Foreign currency rate	1.2741
Equivalent in Canadian dollars	$865
Based on the above net exposures as at September 30, 2021, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $87.
14.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	Three-months ended September 30,		Six-months ended September 30,
	2021	2020	2021	2021
Net loss and comprehensive loss before income taxes	(17,607)	(2,660)	(32,324)	(7,023)

Expected recovery at statutory rate	(4,666)	(705)	(8,566)	(1,861)
Share-based compensation	1,446	208	2,711	867
Difference between Canadian and foreign tax rates	537	(3)	653	—
Accretion of convertible note	—	3	—	3
Non-deductible expenses	229	—	495	—
Change in unrecognized deferred tax assets	2,454	497	4,707	991
Income tax recovery	$ —	$ —	$ —	$ —
The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	September 30, 2021	March 31, 2021
Non-capital loss carryforwards	10,272	5,660
Share issuance costs	993	1,126
Depreciation/CCA differences	231	12
Other	32	23
	11,528	6,821
Valuation allowance	(11,528)	(6,821)
	—	—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at September 30, 2021, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,373
2042	15,158
35,271
As at September 30, 2021, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	1,208
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,572
2042 - Loss generated in the six-month period ended September 30, 2021	2,178
4,958
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at September 30, 2021, the annual limitation was $136.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.

As at September 30, 2021, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	1,176
1,176

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2021 and September 30, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

15.    SUBSEQUENT EVENTS

(a) Exercised securities
During the period from October 1, 2021 to November 12, 2021, holders of options and warrants exercised securities resulting in the issuance of 498,500 Common Shares for gross proceeds of approximately $291.

(b) Adelia Milestone
On October 7, 2021, Adelia completed a portion of certain milestones, as contemplated by the terms of the purchase agreement. Accordingly, Class B Shares having an aggregate value of $707 became due to be issued to the Former Adelia Shareholders, at a price per share to be determined in accordance with the terms of the purchase agreement and applicable securities laws.

(c) Common Share purchase warrant amendment
On November 10, 2021, the Company approved the amendment of the terms of 1,150,000 Common Share purchase warrants such that the expiry date was extended from June 15, 2025 to November 15, 2025, subject to approval of the Neo Exchange Inc.